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VIA EDGAR & FACSIMILE (202) 772-9368

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds, Assistant Director
James Lopez, Legal Branch Chief
Ruairi Regan, Staff Attorney
Ken Schuler, Staff Engineer

Re:	Sterlite Industries (India) Limited
Form 20-F for the year ended March 31, 2011
Filed September 30, 2011
(File No. 001-33175)

Ladies and Gentlemen:

We are counsel to Sterlite Industries (India) Limited, a corporation incorporated under the laws of the Republic of India (the “Company”). The Company received a comment letter dated March 15, 2012 regarding the Staff’s review of the Company’s Form 20-F for the fiscal year ended March 31, 2011. The comment letter indicated that the Company should respond to the comments within ten business days or advise you when the Company will provide you with a response.

The Company is in the process of undertaking the appropriate work to formulate thorough responses to the Staff’s comments, including gathering data and supplemental material from the relevant mines and preparing it in the format requested by the Staff, and having discussions with its auditors and mining consultants. The Company respectfully requests that the Company be permitted to respond to the comments by April 30, 2012.

March 29, 2012

Please contact me at +65-6437 5467 if you have any questions or require any additional information.

Respectfully submitted,

/s/ Rajiv Gupta
Rajiv Gupta of LATHAM & WATKINS LLP

cc:	D.D. Jalan

Chief Financial Officer

Sterlite Industries (India) Limited